================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)



                                AmeriCredit Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    03060R101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                February 7, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 2
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          Leucadia National Corporation

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                             N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   New York

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:            25,587,776(1)(2)
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:          24,562,776(1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                25,587,776(1)(2)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  22.4%(1)(2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 3
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                          Phlcorp, Inc.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                             N/A

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:               Pennsylvania

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:            25,587,776(1)(2)
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:          24,562,776(1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                25,587,776(1)(2)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  22.4%(1)(2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 4
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:              Baldwin Enterprises, Inc.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Colorado

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:            25,587,776(1)(2)
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:          24,562,776(1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                25,587,776(1)(2)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  22.4%(1)(2)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------


(1) Includes an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, filed January 22, 2008, for a description of the option transactions.

(2) Includes 1,025,000 shares of common stock, representing approximately 0.9% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of the voting and proxy agreement between Baldwin Enterprises, Inc. and Ramius Capital Group, L.L.C. and its affiliates. See Item 6 of Amendment No. 1 to the Statement on Schedule 13D, filed January 29, 2008, for a description of the voting and proxy agreement.

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 5
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                      RCG Baldwin, L.P.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                3,250,000(1)
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:           3,250,000(1)

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                    3,250,000(1)
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      2.8%(1)

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     PN

--------------------------------------------------------------------------------


(1) Consists of an aggregate of 3,250,000 shares of common stock, representing approximately 2.8% of the common stock outstanding as of October 31, 2007, that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned pursuant to the terms of option agreements between RCG Baldwin, L.P. and Lehman Brothers OTC Derivatives Inc. See Item 6 of the Statement on Schedule 13D, dated January 22, 2008, for a description of the option transactions.

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 6
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:          RCG Sextant Master Fund, Ltd.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:             Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     697,240
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                  697,240
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                    -0-

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                         697,240
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 7
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                    RCG Enterprise, Ltd

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              WC

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:             Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                     327,760
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                  327,760
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                    -0-

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                         327,760
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     CO

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 8
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:           Ramius Capital Group, L.L.C.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                1,025,000
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                    -0-

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%
                 (11):

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                 IA, OO

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 9
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                      C4S & Co., L.L.C.

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                1,025,000
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:                    -0-

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%

--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     OO

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 10
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                         Peter A. Cohen

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                        USA

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              1,025,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%


--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 11
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                        Morgan B. Stark

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                        USA

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              1,025,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%


--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 12
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                      Thomas W. Strauss

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                        USA

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              1,025,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%


--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

------------------------------------           ---------------------------------
CUSIP No. 03060R101                     13D                 Page 13
------------------------------------           ---------------------------------


--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON:                     Jeffrey M. Solomon

--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
        3       SEC USE ONLY

--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS:                                              OO

--------------------------------------------------------------------------------
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION:                        USA

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER:                           -0-

 NUMBER OF      ----------------------------------------------------------------
   SHARES               8       SHARED VOTING POWER:                   1,025,000
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH                9       SOLE DISPOSITIVE POWER:                      -0-
  REPORTING
PERSON WITH     ----------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:              1,025,000

--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                       1,025,000
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN
                SHARES:                                                      [_]
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%


--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON:                                     IN

--------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment") amends the Statement on Schedule 13D originally filed on January 22, 2008 (the "Original Schedule") by the Reporting Persons, which Original Schedule was subsequently amended by Amendment No. 1 filed on January 29, 2008 and Amendment No. 2 filed on February 7, 2008 (the Original Schedule as amended by Amendments No. 1, No. 2 and No. 3, is referred to as the "Schedule 13D") by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the "Common Stock"), of AmeriCredit Corp., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

            (1)   The Leucadia Reporting Persons.

            The aggregate amount of funds used by Baldwin to purchase the additional 2,000,000 shares of Common Stock reported herein by the Leucadia Reporting Persons was $24,878,200 including commissions. All purchases of these shares of Common Stock were made in open market transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

            As of the close of business on February 7, 2008, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 25,587,776 shares of Common Stock, representing approximately 22.4% of the shares of Common Stock presently outstanding. All percentages in this Item 5 are based on 114,162,314 shares of Common Stock outstanding as of October 31, 2007, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The Leucadia Reporting Persons and the Ramius Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person. The foregoing does not include any shares that are subject to the exchange-traded put options reported in Item 6 of the Original Schedule.

            (1)   The Leucadia Reporting Persons.

            (a) The responses of the Leucadia Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and the information on Schedule A to the Original Schedule are incorporated herein by reference. As of the close of business on February 7, 2008, the Leucadia Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) Baldwin may be deemed to beneficially own an aggregate of 25,587,776 shares of Common Stock, representing approximately 22.4% of the shares of Common Stock presently outstanding. This consists of (A) 21,312,776 shares of Common Stock, representing approximately 18.7% of the shares of Common Stock presently outstanding, that Baldwin owns, (B) 3,250,000 shares of Common Stock, representing approximately 2.8% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of the Original Schedule and incorporated herein by reference, and (C) 1,025,000 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock presently outstanding, that Baldwin may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of Amendment No. 1 and incorporated herein by reference.

                  (ii) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

                  (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

            (b) The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment, Item 5(a) hereof and the information on Schedule A to the Original Schedule are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed to share voting and dispositive power with respect to the 21,312,776 shares of Common Stock owned by Baldwin reflected in this Statement on Schedule 13D.

                  Although the Leucadia Reporting Persons do not currently have the power to vote or dispose of the 3,250,000 shares of Common Stock that the Leucadia Reporting Persons may be deemed to beneficially own pursuant to the terms of option agreements between RCG Baldwin and Lehman described in Item 6 of the Original Schedule and incorporated herein by reference, the Leucadia Reporting Persons may be deemed under Rule 13d-3 to share voting and dispositive power with respect to the 3,250,000 shares of Common Stock.

                  Pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of Amendment No. 1 and incorporated herein by reference, Leucadia, Phlcorp and Baldwin may be deemed under Rule 13d-3 to share voting power, but not dispositive power, with respect to the 1,025,000 shares of Common Stock reported by the Ramius Reporting Persons herein.

            (c) On February 7, 2008, Baldwin purchased 2,000,000 shares of Common Stock in open market transactions at a price of $12.3891 per share (excluding commissions). Except as set forth herein or as previously reported in the Schedule 13D, the Leucadia Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d)   Not applicable.

            (e)   Not applicable.

            (2) The Ramius Reporting Persons.

            (a) The responses of the Ramius Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the close of business on February 7, 2008, the Ramius Reporting Persons beneficially owned the following shares of Common Stock:

                  (i) RCG Sextant beneficially owns an aggregate of 697,240 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (ii) RCG Enterprise beneficially owns an aggregate of 327,760 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

                  (iii) As investment manager of RCG Enterprise and RCG Sextant and sole member of Ramius Advisors, Ramius Capital may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise and RCG Sextant.

                  (iv) As the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

                  (v) As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned by RCG Enterprise, RCG Sextant and RCG PB.

            (b) Each of the Ramius Reporting Persons has sole dispositive power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof, except that each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon has shared dispositive power of the shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof. Pursuant to the terms of the voting and proxy agreement between Baldwin and Ramius Capital described in Item 6 of Amendment No. 1 and incorporated herein by reference, each of the Ramius Reporting Persons has shared voting power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

            (c)   Except as set forth herein or as previously reported in the
Schedule 13D, the Ramius Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

            (d)   Not applicable.

            (e)   Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2008

                                    LEUCADIA NATIONAL CORPORATION

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President and
                                               Chief Financial Officer


                                    PHLCORP, INC.

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President


                                    BALDWIN ENTERPRISES, INC.

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President


                                    RCG BALDWIN, L.P.

                                    By: Ramius Advisors, LLC
                                          Its General Partner
                                    By: Baldwin Enterprises, Inc.
                                          As Attorney-In-Fact

                                    By:   /s/  Joseph A. Orlando
                                        -------------------------------
                                       Name:   Joseph A. Orlando
                                       Title:  Vice President


                                    RCG SEXTANT MASTER FUND, LTD.

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RCG ENTERPRISE, LTD

                                    By: Ramius Capital Group, L.L.C.
                                          Its Investment Manager

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    RAMIUS CAPITAL GROUP, LLC

                                    By: C4S & Co., L.L.C.
                                          As Managing Member

                                    C4S & CO., LLC

                                    By:   /s/  Peter A. Cohen
                                        -------------------------------
                                        Name:  Peter A. Cohen
                                        Title: Authorized Signatory


                                        /s/  Peter A. Cohen
                                    -----------------------------------
                                    Peter A. Cohen
                                    Individually and as attorney-in-fact for
                                    Jeffrey M. Solomon, Morgan B. Stark and
                                    Thomas W. Strauss